MALIZIA SPIDI & FISCH, PC ATTORNEYS AT LAW
901 NEW YORK AVENUE, N.W. SUITE 210 EAST WASHINGTON, D.C. 20001 (202) 434-4660 FACSIMILE: (202) 434-4661	1900 SOUTH ATHERTON STREET SUITE 101 STATE COLLEGE, PA 16801 (814) 272-3502 FACSIMILE: (814) 272-3514
JOHN J. SPIDI SPIDILAW@AOL.COM	WRITER'S DIRECT DIAL NUMBER (202) 434-4670

Via Edgar and Hand Delivery

February 4, 2008

Michael Clampitt, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	William Penn Bancorp, Inc.
Form SB-2
Filed December 20, 2007
File No. 333-148219

Dear Mr. Clampitt:

On behalf of William Penn Bancorp, Inc. (the “Company”), this letter provides responses to the comments received from the staff of the Securities and Exchange Commission. A copy of the registration statement with the prospectus marked to show the changes made since the last filing of the registration statement is enclosed. A clean, unmarked copy of the prospectus is also enclosed for your use. Page number references in the responses below refer to the page numbers in the clean, unmarked copy of the prospectus.

A “Recent Developments” section that discusses financial condition as of December 31, 2007 and results of operation for the quarter then ended has been added.

The appraisal is expected to be revised to reflect the independent appraiser’s current assessment of the market value of the offering, taking into account the December 31, 2007 condition and results of the Company, recent trading values for the peer group companies and general market conditions.

MALIZIA SPIDI & FISCH, PC

Michael R. Clampitt, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 4, 2008

Form SB-2

Summary

Purposes of the Offering

1.	Revise the first paragraph to explain what is meant by diversifying the loans, e.g., expand the origination of multi-family loans and enter into commercial lending market, etc.

We have revised this paragraph on page 1 to state that the Bank intends to increase its origination of multi-family residential real estate loans and nonresidential commercial real estate loans. That type of commercial lending is not a new activity for the Bank. The Bank does not have any current intention of entering the commercial lending market with respect to non-real estate lending.

Our Estimated Pro Forma Market Value

2.

Revise this section to disclose the actual pricing multiples for William Penn and explain the reasons for presenting the valuations on a “fully converted” basis and to explain the reasons that the shares are priced at a discount on a price to book basis.

We have revised this section as requested. Please see page 6.

After-market Performance of Peer Group

3.

Revise to indicate in the narrative either before or after the table that the Company expects the stock to be listed on the OTCBB. In addition, revise the table to add below the “All Transactions” heading, both Average OTC and Average Nasdaq and provide the 1 day, 1 month, 1 year and through 11/30/07 percentages.

We have revised this section as requested. Please see pages 7 and 8.

Contribution of Shares of Common Stock to...

4.

Revise to briefly address the Company’s ability to utilize the tax deduction noting the applicable limitations on charitable deductions, i.e., may have to be carry-forward due to 10% limitation and may not be available unless sufficient profits.

We have revised this section as requested. Please see pages 8 and 9.

MALIZIA SPIDI & FISCH, PC

Michael R. Clampitt, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 4, 2008

Stock Benefit Plans

5.	Revise the heading to this section so that it more clearly identifies that these are additional financial interests in the offering for the officers and directors of William Penn.

We have revised the heading as requested. Please see page 10.

Risk Factors

If we do not achieve profitability...

6.	Revise to disclose the anticipated costs to open three new branches as well as the anticipated and/or historical timeframe before branch offices become profitable.

We have revised this risk factor as requested. Please see page 14.

Our business is geographically concentrated....

7.	Revise to disclose whether the area has experienced any declines in local real estate values during the last year.

We have revised this risk factor as requested. Please see page 15.

Pro Forma Data

General

8.

We note your pro forma information is presented at or for the twelve months ended September 30, 2007. This presentation should include separate pro forma information for the latest fiscal year and interim period included in the filing (i.e. at or for the year ended June 30, 2007 and at or for the three months ended September 30, 2007). Refer to Note 2 preceding Item 310(a) of Regulation S-B and Article 11 of Regulation S-X. Please revise or advise us as necessary.

We have revised the pro forma section as requested. Please see the revised section, now beginning on page 24.

9.

We note you included the following adjustments in your pro forma data. Tell us how these adjustments are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Refer to Note 2 preceding

MALIZIA SPIDI & FISCH, PC

Michael R. Clampitt, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 4, 2008

Item 310(a) of Regulation S-B and Article 11 of Regulation S-X. Please revise or advise us as necessary.

•

Reduction in interest expense and prepayment penalty on FHLB advances associated with the December 2007 restructuring (included in pro forma net income, pro forma net income per share, pro forma stockholders’ equity per share and pro forma book value per share); and

•	Termination of pension plan, net of taxes associated with the March 2008 charge to be incurred (included in pro forma stockholders’ equity per share and pro forma book value per share).

Although the refinancing of the FHLB advances and the termination of the pension plan are expected to have a continuing impact, they are independent of the transaction. We have therefore revised the pro forma section as requested to remove these adjustments.

Selected Financial and Other Data

Performance ratios

10.	Noting the continuing annual declines in ROA, ROE, interest spreads and margins, consider the need to revise existing risk factors or add additional risk factors for these items.

We have revised the interest rate risk factor and have added a new risk factor as well. Please see pages 12 and 13.

MD&A

Overview...

11.	With regard to the last three sentences of the third paragraph, consider the need to add a risk factor for the fundamental change in the bank’s philosophy.

We have added this risk factor. Please see page 13.

Business of William Penn Bank, FSB

Lending Activities

12.	Revise the second paragraph to provide more explanation, such as, what types of nonresidential loans, commercial, commercial real estate, construction, etc. In

MALIZIA SPIDI & FISCH, PC

Michael R. Clampitt, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 4, 2008

addition, will the Bank sell these loans or add to its portfolio and will they be both adjustable and fixed rate.

We have revised this section as requested. Please see page 56.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

13.

Please revise to include a review report with language that is consistent with the illustrative review report contained in Auditing Standard No. 1-References in Auditor’s Reports to Standards of the Public Company Accounting Oversight Board.

Beard Miller Company has revised its report as requested. Please see page F-2.

We hope that the revised prospectus is responsive to the staff’s comments. We request that the staff advise us as soon as possible of any additional comments. It is our desire to have the registration statement declared effective on Monday, February 11th in order to avoid an update of the financial data.

Sincerely,

/s/Tiffany A. Hasselman

for John J. Spidi

Enclosures

cc:	Christian Windsor, Esq., Securities and Exchange Commission
Mr. David Irving, Securities and Exchange Commission
Ms. Sharon Blume, Securities and Exchange Commission
Mr. Charles Corcoran, President
Mr. Barry M. Pelagatti, Beard Miller Company LLC

WILLIAM PENN BANCORP, INC.

STATEMENT OF ACKNOWLEDGEMENT

William Penn Bancorp, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WILLIAM PENN BANCORP, INC.

/s/Charles Corcoran
Charles Corcoran
President